UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **June 10, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991** I.R.S. Employer Identification No: **58-2189551**

AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09** I.R.S. Employer Identification No: **65-0440712**

Item 7. Financial Statements and Exhibits.

(c) Exhibits:

Exhibit Number	Description
99	Presentation slides (Merrill Lynch Global Transportation Conference)

Item 9. Regulation FD Disclosure.

Joe Leonard, chairman and CEO of AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, will present at the Merrill Lynch Global Transportation Conference at 2:55 p.m. EDT on Tuesday, June 10. We are furnishing herewith the slides that will be presented at the conference by certain of our officers.

A live audio webcast and a copy of the presentation slides will be available to the public at: http://www.airtran.com/aboutus/investor. Additionally, an archive of the webcast and a copy of the presentation slides will remain on our website for 14 days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: June 10, 2003

/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

AirTran Airways, Inc.
(Registrant)

Date: June 10, 2003

/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99



Merrill Lynch – Global Transportation Conference
June 2003

Please note that the discussion today may contain forward looking statements that involve risks and uncertainties including those relating to the company's ability to develop new markets, its fleet and growth plans, its low cost advantage vs. competitors, its ability to obtain financing, and its ability to improve profitability and net worth.

These statements are subject to a number of risks that could cause actual results to vary materially from those presented today. These risks include, but are not limited to, general economic conditions, commodity prices, government regulation, and the competitive environment.

Additional information concerning factors that could cause actual results to vary from those in the forward looking statements are contained in AirTran Holdings Form 10-K for the year ended December 31, 2002.

AirTran AIRWAYS

A Profitable Growth Story

AirTran

Who is AirTran Airways?

- **Low-cost, low-fare airline serving 43 cities**
  - Walk-up fares generally 60% below major airlines
- **Fleet of 68 aircraft**
  - 62 Boeing 717 aircraft, 73 by year-end
  - 6 DC-9 aircraft, retired by Q4 03
- **Profitable for four consecutive years (1999-2002)**
  - One of three profitable scheduled carriers in 2002
  - Expect to be profitable each quarter in 2003

AirTran

Accomplishments Since September 2001

- **Cost reductions have been effective**
  - Unit costs down over 8% from 2001 levels
- **Liquidity is significantly improved**
  - Cash break-even since Q4 2001
  - Cash balance of $168MM as of March 31, 2003
  - $125MM convertible note closed May 2003
  - $38MM grant received from U.S. Government in May 2003
- **Decision made to accelerate growth**
  - 43 Boeing 717 aircraft to be delivered in 2002-2003
  - Accelerate retirement of DC9 aircraft

AirTran

AirTran Airways Route Network - Summer 2001


Minneapolis
Flint
Buffalo/Niagara
Boston
Chicago
Toledo
Akron/
Canton
Pittsburgh
New York City
Newark
Philadelphia
Moline/Quad
Cities
Bloomington/
Normal
Dayton
Washington, D.C.
Newport
News/Williamsburg
Greensboro/
Winston-
Raleigh/Durham
Memphis
Atlanta
Myrtle Beach
Dallas/Ft. Worth
Savannah
Ft. Walton
Beach
Jacksonville
Gulfport/Biloxi
Houston
New Orleans
Orlando
Tampa
Grand Bahama
Ft. Myers
Ft. Lauderdale
Miami

AirTran

AirTran Airways Route Network – July 2003


Minneapolis
Milwaukee
Chicago
Flint
Rochester
Buffalo/Niagara
Boston
New York City
Newark
Philadelphia
Baltimore
Washington, D.C.
Newport
News/Williamsburg
Moline/Quad
Cities
Bloomington/
Normal
Akron/
Canton
Pittsburgh
Dayton
Denver
Kansas City
Wichita
Las Vegas
Los Angeles
Memphis
Atlanta
Raleigh/Durham
Myrtle Beach
Dallas/Ft. Worth
Savannah
Jacksonville
Tallahassee
Gulfport/Biloxi
Pensacola
Houston
New Orleans
Orlando
Tampa
Grand Bahama
West Palm Beach
Ft. Myers
Ft. Lauderdale
Miami

Since September 2001
11 new cities
34 new routes

AirTran

Cost Advantage vs. Major Competitors

Costs as Reported


Cost per ASM (cents)
14
12
10
8
6
AirTran
Delta
US Airways
> 20%
> 35%

Cost at AirTran's Flight Length


Cost per ASM (cents)
14
12
10
8
6
AirTran
Delta
US Airways
> 35%
> 50%

2002-Based on U.S. DOT filings/Company Estimates

AirTran

What is AirTran's Business Strategy?

- **Offer key attributes of major carriers at affordable prices**
  - Business class – 12 seats per 717 aircraft
  - Assigned seating – fewer middle seats
  - Frequent flyer program
- **Promote customer friendly product and everyday low fares**
  - Focus on direct marketing
  - Stimulate business and leisure demand
- **Operate a diversified network serving both large business centers and markets suffering from high fares**
  - Customers in more expensive airports also demand value

Competitive Financial Performance

AirTran's affordable fare strategy and low costs have resulted in one of the highest operating margins in the industry



Twelve Months Ending March 31, 2003
Jet Blue
Southwest
AirTran
Continental
Northwest
America West
Frontier
Delta
US Airways
American
United
-25%
-15%
-5%
5%
15%
Operating Margin

Source: SEC Filings/Company Press Releases

Diversified Network – A Low Cost Atlanta Hub

- **AirTran Airways is the second largest airline serving Atlanta**
  - Efficient "rolling" hub operating on 26 gates
  - Over 7.2 departures per gate – same as Southwest in Baltimore
- **Atlanta offers significant advantages**
  - Large local population and excellent geographic location
  - Diverse mix of business and leisure revenues
  - Low fees
- **Result is revenue benefits of a "major" hub with high productivity and cost efficiencies**

Diversified Network – Point to Point Opportunities

- **Absent a major airline liquidation, future growth outside Atlanta will likely be point to point or focus cities**
- **Florida is a natural for low cost carriers**
  - Opportunities in both large and small markets
- **Baltimore has been a major success**
  - Single carrier jet service to Boston, Fort Myers, Grand Bahama Island, Rochester, NY
  - Product position very effective vs. Southwest
- **Opportunities exist for further Northeast/Midwest expansion**

Internet Is Customer Friendly and Cost Effective

- AirTran Airways is an industry leader in Internet bookings
- Price transparency is a long-term competitive advantage
- Cost per booking is $0.25 versus $5.50 per agency ticket



Direct
Other Internet
airtran.com
Percent of Bookings
0
10
20
30
40
50
60
11
2
24
8
38
9
45
11
1999
2000
2001
2002

Excellent Labor Relations

- **Industry leader in unprecedented cost reductions post 9/11/01**
- **Customer service, Ramp and Reservation agents rejected union representation in 2000 and in 2002**
- **Reached five-year agreement with Mechanics union prior to contract expiration in 2000**
- **New four-year Pilot agreement within four months of amendable date in 2001**
- **Flight attendants in negotiations**



Fleet Renewal Program



73 Aircraft
64
60
50
48
52
737
Boeing 717
DC-9
Annual ASMs (millions)
10,500
8,500
6,500
4,500
2,500
500
-1,500
1998
1999
2000
2001
2002
2003E

	1998	1999	2000	2001	2002	2003E
Est. Fleet Age	27	25	23	17	9	< 3
ASM Growth Yr/Yr		0%	7%	12%	25%	20-25%

Note: Fleet size is as of year-end

AirTran AIRWAYS

Recent Financial Performance/Outlook

A Weak Revenue Environment Existed in 2002

But AirTran has begun to rebound

System Load Factor


70%
60%
50%
40%
+ 4 pts
+ 7 pts
- 1 pts
- 1 pts
+ 2 pts
1999 2000 2001 2002 Q402

year over year change in load factor

Yield


cents/mile
15.0
14.0
13.0
12.0
11.0
10.0
+ 8%
+ 5%
- 2%
- 11%
+4.0%
1999 2000 2001 2002 Q402

year over year change in yield

Financial Trends Are Improving

Operating Margin


16%
14%
12%
10%
8%
6%
4%
2%
0%
Q499 Q400 Q401 Q402

Average for twelve months ending

Earnings per Share


cents
100
80
60
40
20
0
-20
-40
Q499 Q400 Q401 Q402

Average for twelve months ending

AirTran is Cost Efficient

Even with a rolling hub and a two aircraft fleet

Unit Cost Trends


10.00
8.00
6.00
4.00
2.00
0.00
2000
2001*
2002
2003E
Fuel
AC Rent
Maintenance
Salaries
Other

*Excludes non-recurring special items.

AirTran

Margins are Returning

Operating Margin Q201


25%
20%
15%
10%
5%
0%
AirTran
Southwest
Jet Blue

Operating Margin Q103


25%
20%
15%
10%
5%
0%
AirTran
Southwest
Jet Blue

AirTran

Customer Perceptions of AirTran

(Passenger Preference Study by PK Data- February 2003)

What category best describes your household income?



Less than $25,000
2.7%
$25,000 to $49,999
11.0%
$50,000 to $74,999
18.0%
$75,000 to $99,999
21.0%
$100,000 or more
37.7%
Refused
9.7%

Mean: $88,000, Average Age = 46

How frequently do you fly?



> 65%
At least once a week
15.7%
At least once a month
49.7%
At least once every 6 months
29.0%
Once a year
5.3%
Less than once a year
0.3%
0%
20%
40%
60%

Satisfaction with most recent AirTran Airways flight



2.7%
3.7%
12.0%
33.7%
48.0%
1=Not at all satisfied
2
3
4
5=Extremely satisfied
> 81%

Mean: 4.21

How likely are you to fly AirTran again?



80.0%
2.7%
3.0%
4.3%
10.0%
1=Very Unlikely
2
3
4
5=Very Likely
90%

Mean: 4.62

AirTran

AirTran's service is comparable with or better than any other airline...



41.0%
27.3%
21.7%
4.3%
5.7%
1=Completely Disagree
2
3
4
5=Completely Agree
> 68%

Mean: 3.95

AirTran

I would fly AirTran more if they increased their daily schedule…


12.0%
7.0%
18.7%
18.3%
44.0%
1=Completely Disagree
2
3
4
5=Completely Agree
> 62%
Mean: 3.75

I would fly AirTran more if they further expanded their destination offerings…


4.3%
2.7%
8.3%
14.0%
70.7%
1=Completely Disagree
2
3
4
5=Completely Agree
> 84%
Mean: 4.44

Outlook

Competitive Environment in 2003

- **Industry revenue growth remains weak**
  - Business demand is still lagging, but firming
  - "Hassle factor" still an issue
- **Restructuring of the industry a long-term positive**
  - AirTran Airways is well positioned on the East coast
  - See little downside with a re-launched Delta Express and other "schemes"
- **Strength of AirTran business model has been proven**
  - Despite aggressive competition by Delta we have remained profitable

2003 Initiatives

- **Increase the fleet to 73 aircraft**
  - Delivery of 23 717's in 2003, retire all DC9's by year end
- **New aircraft decision**
  - Future growth opportunities dictate a second fleet type
  - Advantageous time to place an aircraft order
- **Develop small regional jet operation**
  - Better matched aircraft for weaker short-haul Atlanta markets
- **Increase average length of haul**
  - Northeast-Florida, Denver, West Coast

2003 Initiatives - Continue to Improve Quality

- **AirTran product superior to that of major airlines**
  - Major advantage: Positive employee attitudes
- **Develop processes to continue to improve customer experience**
  - Internet check-in/In-terminal kiosks
  - Automate frequent-flyer program
  - Improved website functionality
- **Good customer service combined with consistently low fares has led to a sustained growth in repeat business**


Question and Answer Period
Time Permitting